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                                                                     Exhibit 1.b



                          [ONEOK INC. NEWS LETTERHEAD]

                    For Immediate Release September 25, 1997

                        ONEOK NAMES DAVID KYLE PRESIDENT
                           AND CHIEF OPERATING OFFICER

         TULSA, OK -- Larry W. Brummett, chairman, president and chief executive officer of ONEOK Inc. (NYSE: OKE), announced today that David Kyle will become president and chief operating officer of ONEOK Inc. effective October 1, 1997. Brummett will continue as chairman and chief executive officer.

         David L. Kyle, 45, currently serves as president and chief operating officer of ONG Transmission Company and all unregulated companies of ONEOK Inc., including ONEOK Gas Marketing, ONEOK Resources Company, ONEOK Producer Services Company, and ONEOK Products Company. Previously, he was president of Oklahoma Natural Gas Company.

         Kyle is a native of Wichita, Kansas, was raised in Oklahoma City and received a B. S. degree in industrial engineering and management form Oklahoma State University in 1974. He received an MBA degree in 1987 from the University of Tulsa, and also is a graduate of the Advanced Management Program at Harvard Business School.

         A member of the Oklahoma and National Societies of Professional Engineers, he also has been active in a variety of other professional, business and community organizations. Kyle is a member of the Oklahoma State Commission on Natural Gas Policy, the Oklahoma Independent Petroleum Association, and the American and Southern Gas Associations. He is director of Liberty Bank & Trust Company in Oklahoma City, a trustee of the Institute of Gas Technology and a trustee of the University of Tulsa.



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